UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013.

Commission File Number 000-51341

Gentium S.p.A.
 (Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]  Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

EXPLANATORY NOTE

Crinos S.p.A., a subsidiary of the Stada Group, has waived its right to royalty payments equal to 1.5% of the net sales of Defibrotide in Europe for seven years following the Registrant’s receipt of a marketing authorization for Defibrotide from the European Medicines Agency, the rights of which Crinos S.p.A. had previously acquired pursuant to an agreement with the Registrant in 2006.  The wavier was obtained in connection with the Registrant’s agreement with EG S.p.A., another subsidiary of the Stada Group, dated July 3, 2013, whereby the Registrant agreed to (i) sell the Italian marketing authorization for Genkinase, and (ii) supply EG S.p.A. and Crinos S.p.A. Urochinasi (the active pharmaceutical ingredient of Genkinase) for a period of five years.

This report and the exhibit attached thereto are incorporated by reference into the registration statements of Gentium S.p.A. on Forms F-3:  File No. 333-135622, File No. 333-137551, File No. 333-138202, File No. 333-139422, File No. 333-141198, and File No. 333-174575 and on Forms S-8: File No. 333-137534, File No. 333-146534 and File No. 333-181171.

Exhibit	Description
1	Waiver from Crinos S.p.A. dated July 3, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Title:	Chief Financial Officer and Senior VP, Finance

Date: August 8, 2013

INDEX TO EXHIBITS

Exhibit	Description
1	Waiver from Crinos S.p.A. dated July 3, 2013.